Kelly Pendergast Carr Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3720 kcarr@chapman.com

December 5, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TCG Strategic Income Fund
File No. 333-287783

Dear Ms. Smiley:

This letter responds to your verbal comments provided on September 9, 2025 and December 1, 2025 regarding amendment no. 1 to the registration statement filed on Form N-2 for the TCG Strategic Income Fund (the “Registrant”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 21, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests that the Registrant complete all fields. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement

Comment 2 – Prospectus – Summary of Terms, page 7

Please explain supplementally whether the Registrant or Adviser has filed an exemptive relief application with respect to co-investments.

December 5, 2025

Response to Comment 2

The Registrant filed an application for exemptive relief with respect to co-investments on September 18, 2025.

Comment 3 – Prospectus – Summary of Terms, page 12

The Staff notes the following disclosure in the section entitled “Risk Factors” on page 12, “With the Fund’s limited track record, investors must rely on the expertise and experience of the principals of the Adviser, and initial deployment delays may dampen results.” Please explain supplementally to the Staff if the principals of the Adviser have experience managing similar strategies and registered funds. If not, please ensure that descriptions of the expertise and experience of the principals of the Adviser are qualified appropriately.

Response to Comment 3

The Registrant has revised the relevant disclosure to read as follows:

●	While the principals of the Adviser have the collective expertise and experience in advising investment funds with similar portfolio holdings and investment strategies, these principals do not have a track record for implementing the Fund’s investment strategy in a closed-end fund registered under the 1940 Act.

Comment 4 – Prospectus – Agreement and Declaration of Trust, pages 81-82

The section entitled “Agreement and Declaration of Trust” on page 81 includes a discussion of the provisions with respect to bringing a derivative action. The Staff notes that Section X.8 of the Amended and Restated Agreement and Declaration of Trust attached as Exhibit (a)(2) to the Registration Statement also contains procedures for the bringing of direct actions. Please add similar disclosure about the processes for bringing direct actions and explain which of those processes do not apply to federal claims.

Response to Comment 4

The requested change has been made.

Comment 5 – Prospectus – Agreement and Declaration of Trust, pages 81-82

If Section X.10 of the Amended and Restated Agreement and Declaration of Trust attached as Exhibit (a)(2) to the Registration Statement is intended to create an exclusive federal form in the state of Delaware, please add disclosure addressing the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of this provision since the Securities Act of 1933 and the Investment Company Act of 1940 permit shareholders to bring claims arising under those acts in both state and federal court).

December 5, 2025

Response to Comment 5

The requested change has been made.

Comment 6 – Statement of Additional Information – Investment Restrictions, page 1

Please confirm whether the concentration policy is finalized, as it is still bracketed.

Response to Comment 6

The Registrant confirms that the concentration policy is finalized and that the brackets have been removed.

Comment 7 – Statement of Additional Information – Management of the Fund, pages 18-22

Please ensure the complete list of Trustees and officers are listed in a pre-effective amendment.

Response to Comment 7

The Registrant confirms that the complete list of Trustees and officers will be listed in a pre-effective amendment at least one week prior to the Registrant’s requested effective date.

Comment 8 – Amended and Restated Agreement and Declaration of Trust – Cover Page

Please explain supplementally to the Staff if the Amended and Restated Agreement and Declaration of Trust attached as Exhibit (a)(2) to the Registration Statement is the final declaration of trust, as the date is incomplete. If changes are made to the Amended and Restated Agreement and Declaration of Trust attached as Exhibit (a)(2) to the Registration Statement, please provide an amended declaration of trust and a pre-effective amendment with a red line version.

December 5, 2025

Response to Comment 8

The final Amended and Restated Declaration of Trust (the “Declaration”) is included an exhibit to the Registrant’s most recent amendment to the Registration Statement. A redline of the of Declaration against the “form of” Amended and Restated Declaration of Trust filed with Amendment No. 1 to the Registrant’s Registration Statement has been provided separately to the Staff.

Comment 9 – Amended and Restated Agreement and Declaration of Trust – Article III, page 10

Please supplementally and clearly explain to the Staff what subparagraph (b) of Section III.13 of the declaration of trust does and does not permit and provide two to three examples to help the Staff understand what subparagraph (b) of Section III.13 permits and how that interacts with subparagraph (a).

Response to Comment 9

Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders, or other persons, and replace them with alternative standards. Section III.13 of the Declaration has been revised to clarify that, except as to duties (including state law fiduciary duties of loyalty and care) and liabilities with respect to matters arising out of federal securities laws, the neither the trustees nor any officer of the Registrant shall owe any fiduciary duty (whether arising at law or in equity) to the Registrant or any class or any shareholder thereof.

Comment 10 – Amended and Restated Agreement and Declaration of Trust – Article X, page 26

The Staff notes the disclosure in subparagraph (a) of Section X.8.2 of the declaration of trust. Please rephrase this section to add that the authorization described in this subparagraph does not apply to claims arising under the federal securities laws.

Response to Comment 10

The requested change has been made.

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December 5, 2025

Please call me at (312) 845-3720 or my colleague Walter L. Draney at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Kelly P. Carr
Kelly P. Carr

cc:	Gabriel Katz, Tannenbaum Capital Group Walter L. Draney, Esq., Chapman and Cutler LLP